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Exhibit 99.4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Ilias Konstantopoulos, the Chief Financial Officer of Granite REIT Inc., certify the following:

1.
Review:    I have reviewed the combined interim financial report and interim MD&A (together, the "interim filings") of Granite Real Estate Investment Trust and Granite REIT Inc. (together, the "issuer") for the interim period ended June 30, 2018.

2.
No misrepresentations:    Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:    Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility:    The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.
Design:    Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A.
designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I.
material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework:    The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2
N/A.

5.3
N/A.

6.
Reporting changes in ICFR:    The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2018 and ended on June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 31, 2018

/s/ ILIAS KONSTANTOPOULOS

Ilias Konstantopoulos
Chief Financial Officer

 FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Ilias Konstantopoulos, the Chief Financial Officer of Granite Real Estate Investment Trust, certify the following:

1.
Review:    I have reviewed the combined interim financial report and interim MD&A (together, the "interim filings") of Granite Real Estate Investment Trust and Granite REIT Inc. (together, the "issuer") for the interim period ended June 30, 2018.

2.
No misrepresentations:    Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:    Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility:    The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.
Design:    Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A.
designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I.
material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework:    The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2
N/A.

5.3
N/A.

6.
Reporting changes in ICFR:    The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2018 and ended on June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 31, 2018

/s/ ILIAS KONSTANTOPOULOS

Ilias Konstantopoulos
Chief Financial Officer

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  Exhibit 99.4
FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS FULL CERTIFICATE
FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS FULL CERTIFICATE